UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

WOLVERINE WORLD WIDE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-6024	38-1185150
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9341 Courtland Drive N.E., Rockford, Michigan	49351
(Address of principal executive offices)	(Zip Code)

Michael N. Morant

Group Counsel

(616) 866-5500

(Name and telephone number, including area code, of the

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒               Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report. This Specialized Disclosure Report on Form SD (this “Report”) for Wolverine World Wide, Inc. (“Wolverine”) for the calendar year ended December 31, 2013  is being filed in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”).  Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Business Overview.  Wolverine is a leading designer, manufacturer and marketer of a broad range of quality casual footwear and apparel; performance outdoor and athletic footwear and apparel; children’s footwear; industrial work shoes, boots and apparel; and uniform shoes and boots. The Company’s portfolio of owned and licensed brands includes: Bates®, Cat® Footwear, Chaco®, Cushe®, Harley-Davidson® Footwear, Hush Puppies®, HyTest®, Keds®, Merrell®, Patagonia® Footwear, Saucony®, Sebago®, Soft Style®, Sperry Top-Sider®, Stride Rite® and Wolverine®.

Supply Chain Overview.  Wolverine controls the majority of the units of footwear and apparel manufactured or sourced under Wolverine’s brand names. Wolverine’s licensees directly control the balance. A substantial majority of the units sourced or manufactured by Wolverine are procured from third parties, with the balance produced at Wolverine-owned facilities. Wolverine sources a substantial majority of its footwear from numerous third-party manufacturers in Asia Pacific.

Wolverine’s principal required raw material is quality leather, which it and its third-party manufacturers purchase from a select group of domestic and foreign suppliers. Wolverine and its third-party manufacturers purchase all of their other raw materials and component parts from a variety of sources.  A substantial majority of the products sold by Wolverine either do not contain Conflict Minerals or such Conflict Minerals are not “necessary to the functionality or production” of the product.

Wolverine is several levels removed from the actual mining of any Conflict Minerals, and Wolverine does not make purchases of raw ore or Conflict Minerals directly from mines, smelters or refiners. Accordingly, Wolverine must rely on suppliers to provide information regarding the origin of any Conflict Minerals contained in products, components and materials supplied to us, including sources of Conflict Minerals that are supplied from sub-tier suppliers. Likewise, our direct suppliers rely on their sub-suppliers to provide information regarding the potential presence and source of any Conflict Minerals. As part of its global sourcing compliance program, Wolverine generally prohibits the use of Conflict Minerals sourced from any of the Covered Countries. Our suppliers are expected to provide various compliance documentation and information, including Conflict Minerals sourcing information, to Wolverine pursuant to a Manufacturer’s Purchase Agreement.

Reasonable Country of Origin Inquiry (RCOI) and RCOI Results.

Wolverine performed a comprehensive review of our products and components, and the role that suppliers play throughout the product development, commercialization and manufacturing processes. We defined the scope of our RCOI by identifying and reaching out to suppliers that provided products to Wolverine in 2013. We adopted the standard Conflict Minerals Reporting Template (the “Questionnaire”) developed by the Conflict-Free Sourcing Initiative as the primary vehicle through which we conducted the RCOI with suppliers who provided products to Wolverine during 2013.

Wolverine conducted its RCOI using a three-tiered approach:

1.              Identify factories that supplied products to Wolverine during 2013, and providing those factories with the Questionnaire for completion and return to Wolverine.

Wolverine identified over 300 factories that supplied footwear, apparel, accessories and other products for 2013.  These factories either supplied products directly to Wolverine or its customers, or supplied products to a third party that in-turn provided the products to Wolverine or its customers.  Wolverine received completed Questionnaires from factories representing approximately 95% of Wolverine’s 2013 production units.  Wolverine took a number of steps to follow up with unresponsive factories and factories that provided incomplete or inconsistent responses to the Questionnaire.

2.              Request supplemental information and documentation regarding the source of metal components from “top-volume” factories.

In addition to providing the Questionnaire to all factories that manufactured products for Wolverine in 2013, as described above, Wolverine requested factories representing approximately 70% of the footwear units supplied to it during 2013 to provide supplemental information and documentation regarding the metal suppliers and/or smelters that supplied components to those factories.  Wolverine received this supplemental information and documentation from all but one of these factories.

3.              Identify key metal component suppliers that supplied metal components directly to Wolverine, or to factories that supplied products to Wolverine during 2013, and provide those suppliers with the Questionnaire for completion.

Wolverine identified approximately 50 key suppliers of metal components that were incorporated into products supplied to Wolverine in 2013, and it received responses from 86% of these suppliers.

Every Questionnaire received by Wolverine from its various factories and suppliers that indicated products supplied to Wolverine contain necessary Conflict Minerals indicated that such Conflict Minerals did not originate from the Covered Countries. Based on Wolverine’s RCOI with respect to the 2013 calendar year, Wolverine has no reason to believe that the necessary Conflict Minerals in its products may have originated in the Covered Countries.  Accordingly, Wolverine is not required to file a Conflict Minerals Report.

Conflict Minerals Disclosure.

A copy of this Form SD filed for the calendar year ended December 31, 2013 is publicly available at www.wolverineworldwide.com under “Investor Relations,” “SEC Filings.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WOLVERINE WORLD WIDE, INC.

BY:	/s/ Brendan M. Gibbons
Brendan M. Gibbons
Vice President, General Counsel and Secretary

Date:  June 2, 2014